

November 6, 2012

Via E-mail
Nils A. Ollquist,
President, Chief Executive Officer and Director
Borneo Resource Investments Ltd.
19125 North Creek Parkway, Suite 120
Bothell, WA 98011

> **Re: Borneo Resource Investments Ltd.**
> **Amendment No. 4 to Form 10-12G**
> **Filed October 22, 2012**
> **File No. 000-54707**

Dear Mr. Ollquist:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Mining Concessions, page 3

1. We note your response to comment 3 in our letter dated October 4, 2012. It continues to appear to us that the noted agreements are material to the company and its plan of operations in the future. As previously requested, please file the noted agreements as exhibits to the Form 10.

IUPs for Properties, page 18

2. We note your statement that "the company may, with any available cash, perform geological tests to determine the feasibility of mining each concession." We also note your response to prior comment 5 that the company may use any cash available to conduct geological tests regarding its Meratus concession. Please revise to clarify your statement to indicate, if true, that the company may perform geological tests on the PT Chaya Meratus Primecoal concession.

You may contact Raj Rajan, Staff Accountant, at (202) 551-3388 or Brian Bhandari, Accounting Branch Chief, at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact John Coleman, Mining Engineer, at (202) 551-3610, if you have questions regarding engineering comments. Please contact Ronald E. Alper, Staff Attorney, at (202) 551-3329 or David Link, Staff Attorney, at (202) 551-3356 with any other questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director

cc: Peter Dichiara, Esq.